UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

TARO PROVIDES RESULTS FOR THE YEAR ENDED MARCH 31, 2022

Hawthorne, NY, May 26, 2022 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the quarter and year ended March 31, 2022.

Quarter ended March 31, 2022 Highlights ─ compared to March 31, 2021

The quarter ended March 31, 2022, includes one month’s results from the February 28th acquisition of Alchemee.

•
Net sales of $143.3 million decreased $5.1 million.
•
Gross profit of $77.3 million (54.0% of net sales) compared to $76.9 million (51.9% of net sales).
•
Research and development (R&D) expenses of $14.9 million decreased $1.7 million.
•
Selling, marketing, general and administrative expenses (SG&A) of $41.2 million increased $18.9 million.
•
Operating income of $21.3 million (14.9% of net sales) compared to an operating loss of $(41.9) million. Excluding the settlement and loss contingencies charges, operating income in the prior year quarter was $38.1 million, (25.7% of net sales).
•
Interest and other financial income of $0.7 million decreased $2.5 million, reflecting the lower global interest rate environment.
•
Foreign Exchange (FX) income of $2.5 million compared to $0.8 million ─ a favorable impact of $1.7 million.
•
Tax benefit of $2.4 million compared to tax benefit of $8.9 million in the prior year quarter. Excluding the impact from the settlement and loss contingencies charges, tax expense and the effective tax rate in the prior year quarter was $7.8 million and 18.5%, respectively.
•
Net income attributable to Taro was $27.4 million compared to net loss of $(29.8) million, resulting in diluted earnings per share of $0.73 compared to diluted (loss) per share of $(0.78). Excluding the impact from the settlement and loss contingencies charges, net income in the prior year quarter was $31.0 million, resulting in diluted earnings per share of $0.81.

Year ended March 31, 2022 Highlights ─ compared to March 31, 2021

The year ended March 31, 2022, includes one month’s results from the February 28th acquisition of Alchemee.

•
Net sales of $561.3 million increased $12.4 million.
•
Gross profit of $293.1 million (52.2% of net sales compared to 54.0%) decreased $3.5 million.
•
R&D expenses of $54.5 million decreased $5.6 million.
•
SG&A of $113.7 million increased $22.3 million.
•
Settlements and loss contingencies of $61.4 million consist of the additional legal contingency of $60.0 million (taken in the first quarter) related to ongoing multi-jurisdiction civil antitrust matters and $1.4 million related to the global resolution with the Department of Justice (“DOJ”) in connection with its investigations into the U.S. generic pharmaceutical industry. In the prior year, settlements and loss contingencies of $558.9 million consisted of $418.9 million related to the global resolution with the DOJ in connection with its investigations into the U.S. generic pharmaceutical industry and a $140.0 million provision related to ongoing multi-jurisdiction civil antitrust matters; however, there can be no assurance as to the ultimate outcome.
•
Operating income of $63.5 million compared to an operating loss of $(413.8) million. Excluding the settlement and loss contingencies charges in both periods, operating income was $124.9 million, a decrease of $20.2 million, and as a percentage of net sales was 22.3% compared to 26.4%.

•
Interest and other financial income decreased $12.0 million to $8.2 million.
•
FX income of $2.0 million compared to FX expense of $0.4 million ─ a favorable impact of $2.4 million.

•
Tax expense of $19.6 million increased $9.9 million. Excluding the impact from the settlement and loss contingencies charges in both periods, the effective tax rate was 9.3% compared to 15.7%.
•
Net income attributable to Taro was $58.3 million compared to net loss of $(386.7) million, resulting in diluted earnings per share of $1.55 compared to diluted (loss) per share of $(10.12). Excluding the impact from the settlement and loss contingencies charges in both years, net income was $126.4 million as compared to $141.4 million in the prior year: resulting in diluted earnings per share of $3.36 and $3.70, respectively..

Cash Flow and Balance Sheet Highlights

•
Cash flow used in operations for the year ended March 31, 2022, was $158.7 million. Excluding the impact from the settlement and loss contingencies charges, cash flow provided by operations was $165.6 million compared to $130.3 million for the year ended March 31, 2021.
•
As of March 31, 2022, cash and cash equivalents and marketable securities (both short and long-term) decreased $324.9 million to $1.26 billion from March 31, 2021; reflecting the impact from payments to the DOJ of $317.6 million ─ as a result of the global resolution with the DOJ in connection with its investigations into the U.S. generic pharmaceutical industry, the Alchemee acquisition, net of cash of $91.9 million and share repurchases of $24.9 million.

Mr. Uday Baldota, Taro’s CEO, stated, “The challenging market dynamics, including pricing, supply chain and competitive pressures persist ─ particularly in the U.S. market. However, our strong balance sheet and strategy will enable us to continue to pursue future business development opportunities, such as our recent acquisition of Alchemee and continued R&D investment.”

FDA Approvals and Filings

The Company recently received approvals from the U.S. Food and Drug Administration (“FDA”) for the Abbreviated New Drug Application (“ANDA”) Fluphenazine Tablets 1mg, 2.5mg, 5mg, 10mg. The Company currently has a total of eighteen ANDAs awaiting FDA approval, including four tentative approvals.

Taro Acquisition of Alchemee

On February 28, 2022, Taro completed its acquisition of Alchemee, formerly The Proactiv Company (TPC), from Galderma for $91.9 million, net of cash; the acquisition includes Alchemee’s worldwide business and assets, including the Proactiv® brand. Proactiv® is a line of topical skin care products with a core acne indication: the products include cleansers and moisturizers as well as acne creams.

The Company cautions that the foregoing 2022 financial information (including Alchemee) is unaudited and is subject to change.

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About Taro

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT

The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company. The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2022. Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements are applicable only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share data)

	Quarter Ended		Year Ended
	March 31,		March 31,
	2022 (1)	2021	2022 (1)	2021
	(unaudited)	(unaudited)	(unaudited)	(audited)
Sales, net	$143,264	$148,348	$561,347	$548,970
Cost of sales	65,919	71,414	268,212	252,314
Impairment	—	—	13	—
Gross profit	77,345	76,934	293,122	296,656

Operating Expenses:
Research and development	14,892	16,587	54,540	60,152
Selling, marketing, general and administrative	41,175	22,234	113,676	91,355
Settlements and loss contingencies	—	80,000	61,446	558,924
Operating income (loss) *	21,278	(41,887)	63,460	(413,775)

Financial income, net:
Interest and other financial income	(685)	(3,185)	(8,187)	(20,174)
Foreign exchange (income) expense	(2,541)	(842)	(1,986)	365
Other gain, net	512	100	4,226	2,892
Income (loss) before income taxes	25,016	(37,760)	77,859	(391,073)
Tax (benefit) expense	(2,388)	(8,878)	19,592	9,667
Net income (loss)	27,404	(28,882)	58,267	(400,740)
Net income (loss) attributable to non-controlling interest	—	904	—	(14,087)
Net income (loss) attributable to Taro *	$27,404	$(29,786)	$58,267	$(386,653)

Net income (loss) per ordinary share attributable to Taro:
Basic and Diluted *	$0.73	$(0.78)	$1.55	$(10.12)

Weighted-average number of shares used to compute net income (loss) per share:
Basic and Diluted	37,584,891	38,065,388	37,641,087	38,209,726

May not foot due to rounding.
1.
Includes one month’s results from the February 28th acquisition of Alchemee.

* Excluding the settlement and loss contingencies charges of $61.4 million and $558.9 million for the year ended March 31, 2022 and 2021, Operating income was $124.9 million and $145.1 million, Net income attributable to Taro was $126.4 million and $141.4 million, and basic and diluted earnings per share was $3.36 and $3.70, respectively.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
	March 31,	March 31,
	2022	2021
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$251,134	$605,177
Short-term and current maturities of long-term bank deposits	47,586	—
Marketable securities	522,028	418,480
Accounts receivable and other:
Trade, net	246,973	213,539
Other receivables and prepaid expenses	59,726	53,347
Inventories	210,439	180,292
TOTAL CURRENT ASSETS	1,337,886	1,470,835
Marketable securities	435,189	557,209
Property, plant and equipment, net	199,692	205,508
Deferred income taxes	124,882	142,007
Other assets	78,712	31,314
TOTAL ASSETS	$2,176,361	$2,406,873

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$68,232	$61,166
Other current liabilities	363,887	615,135
TOTAL CURRENT LIABILITIES	432,119	676,301
Deferred taxes and other long-term liabilities	32,799	35,115
TOTAL LIABILITIES	464,918	711,416

Taro shareholders' equity	1,711,443	1,703,649
Non-controlling interest	—	(8,192)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,176,361	$2,406,873
Note: March 31, 2022, includes the February 28th acquisition of Alchemee

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(U.S. dollars in thousands)
	Year Ended March 31,
	2022	2021
Cash flows from operating activities:
Net income (loss)	$58,266	$(400,740)
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	25,915	23,680
Impairment of long-lived assets	13	—
Realized loss on sale of long-lived assets	689	92
Change in derivative instruments, net	(631)	(236)
Effect of change in exchange rate on marketable securities and bank deposits	(449)	(4,588)
Deferred income taxes, net	23,200	(38,413)
(Increase) decrease in trade receivables, net	(6,229)	21,683
Increase in inventories, net	(2,082)	(27,219)
Increase in other receivables, income tax receivables, prepaid expenses and other	(5,451)	(16,325)
(Decrease) increase in trade, income tax, accrued expenses and other payables	(265,278)	482,520
Expense from amortization of marketable securities bonds, net	13,339	5,316
Net cash (used in) provided by operating activities	(158,698)	45,770

Cash flows from investing activities:
Purchase of plant, property & equipment, net	(11,796)	(16,983)
Acquisition, net of cash acquired	(91,872)	—
Investment in other intangible assets	(243)	(161)
Investment in short-term bank deposits, net	(47,586)	—
(Investment in) proceeds from marketable securities, net	(19,084)	84,885
Net cash (used in) provided by investing activities	(170,581)	67,741

Cash flows from financing activities:
Purchase of treasury stock	(24,934)	(24,196)
Net cash used in financing activities	(24,934)	(24,196)

Effect of exchange rate changes on cash and cash equivalents	170	2,508
(Decrease) increase in cash and cash equivalents	(354,043)	91,823
Cash and cash equivalents at beginning of period	605,177	513,354
Cash and cash equivalents at end of period	$251,134	$605,177

Cash Paid during the year for:
Income taxes	$7,753	$29,377
Cash Received during the year for:
Income taxes	$2,351	$4,093
Non-cash investing transactions:
Purchase of property, plant and equipment included in accounts payable	$1,468	$2,997
Non-cash financing transactions:
Purchase of intangible assets	$—	$15
Purchase of treasury stock	$—	$782
Purchase of marketable securities, net	$3,890	$9,417
Note: March 31, 2022, includes the February 28th acquisition of Alchemee

Media Contact

Taro
William J. Coote VP, Chief Financial Officer (914) 345-9001 William.Coote@taro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2022

TARO PHARMACEUTICAL INDUSTRIES LTD.

By: /s/ Uday Baldota

Name: Uday Baldota

Title: Chief Executive Officer and Director